Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 11 DATED SEPTEMBER 11, 2019

TO THE OFFERING CIRCULAR DATED AUGUST 30, 2018

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 30, 2018, as previously supplemented, and as filed by us with the Securities and Exchange Commission (the “SEC”) on August 31, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions.

Asset Acquisitions

The following information supersedes and replaces the second to last sentence of the first full paragraph in the section captioned “Asset Acquisitions- Terrace Hill – El Paso, TX” of our Offering Circular Supplement dated June 7, 2019.”

Additionally, Jilliene Helman, CEO of RM Adviser, will be providing a partial personal guarantee of the loan that will be secured by the Property, and in return will receive a loan guarantee fee of 50 basis points of the principal amount of the loan and will receive indemnification by us for providing personal guarantee.